Exhibit 99.1

98 San Jacinto Blvd Suite 750 Austin, TX 78701

Recurrent Energy Closes $825 Million in Project Financing for Arizona Energy Projects

Recurrent Energy’s latest solar and energy storage projects support Arizona Public Service’s record power needs

KITCHENER, ON, Oct. 21, 2025 – Recurrent Energy, a subsidiary of Canadian Solar Inc. (“Canadian Solar”) (NASDAQ: CSIQ) and a global developer, owner, and operator of solar and energy storage assets, today announced it has closed $825 million in construction financing and tax equity for its Desert Bloom Storage and Papago Solar facilities. Nord/LB, Mitsubishi UFJ Financial Group, Inc. (MUFG), CoBank, and Siemens Financial Services provided the construction financing, and Wells Fargo provided the tax equity.

Desert Bloom Storage and Papago Solar, both located in Maricopa County, are part of Recurrent Energy’s previously announced multi-project partnership with Arizona Public Service (APS). Desert Bloom Storage is a 600 MWh standalone energy storage facility, and Papago Solar is a 150 MWac solar power plant. Both assets are currently under construction and are expected to begin operations in the first half of 2026.

Sondra Martinez, Head of Project Finance-Origination at Nord/LB, said, “We are excited to have supported Recurrent Energy on the landmark Desert Bloom Storage and Papago Solar financing. This transaction demonstrates Nord/LB's commitment to financing best-in-class projects that will deliver clean, reliable power to communities. We look forward to continuing our longstanding partnership with Recurrent Energy and to providing financing solutions in a rapidly evolving market.”

Fred Zelaya, Managing Director of Project Finance at MUFG, added, “MUFG is pleased to support Recurrent Energy on its latest landmark transaction. Desert Bloom Storage and Papago Solar will help provide the community with reliable, carbon-free energy while enhancing the resiliency of the grid. We look forward to continuing to support Recurrent Energy’s ambitious growth in the renewable energy sector.”

Ismael Guerrero, CEO of Recurrent Energy, stated, “For the third consecutive year, APS set a new peak energy demand record this summer. We’re proud to continue supporting APS with dispatchable energy resources that enhance reliability and meet the needs of their growing customer base. We thank the APS team for their trust as we bring these projects online safely and efficiently. Together with our long-term partners at Nord/LB, MUFG, CoBank, and Siemens Financial Services, we’re building critical infrastructure that strengthens Arizona’s grid and supports the state’s growing economy.”

Primoris Services Corporation’s Renewable Energy business is the engineering, procurement, and construction (EPC) provider for Desert Bloom Storage, while Blattner Energy is constructing Papago Solar. Both projects employ hundreds of construction workers and, once energized, will generate significant local tax revenue.

Recurrent Energy is proud to be part of the Maricopa County community, supporting local organizations, including Arlington Elementary School. The Desert Bloom Storage and Papago Solar projects are the company’s second and third developments in the county, reinforcing its long-term commitment to reliable energy infrastructure and local partnerships. In July 2025, Recurrent Energy announced the start of operations at its 1,200 MWh Papago Storage facility with APS, which came online ahead of peak summer electricity demand. The facility operates under a 20-year tolling agreement with APS.

recurrentenergy.com

98 San Jacinto Blvd Suite 750 Austin, TX 78701

About Recurrent Energy

Recurrent Energy, a subsidiary of Canadian Solar Inc., is one of the world's largest and most geographically diversified utility-scale solar and energy storage project development, ownership, and operations platforms. With an industry-leading team of in-house energy experts, Recurrent Energy serves as Canadian Solar’s global development and power services business. To date, Recurrent Energy has successfully developed, built, and connected 12 GWp of solar projects and 6 GWh of energy storage projects across six continents. As of June 30, 2025, its global pipeline comprises approximately 26 GWp of solar power and 73 GWh of energy storage capacity, excluding China. The company also provides operations and maintenance (O&M) services for nearly 14 GW of contracted solar and energy storage projects. Additional details are available at www.recurrentenergy.com.

About Canadian Solar

Canadian Solar is one of the world's largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects. Over the past 24 years, Canadian Solar has successfully delivered nearly 165 GW of premium-quality, solar photovoltaic modules to customers across the world. Through its subsidiary e-STORAGE, Canadian Solar has shipped over 13 GWh of battery energy storage solutions to global markets as of June 30, 2025, boasting a $3 billion contracted backlog as of June 30, 2025. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 12 GWp of solar power projects and 6 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes 27 GWp of solar and 80 GWh of battery energy storage capacity in various stages of development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar power and battery energy storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to global pandemics; supply chain disruptions; governmental support for the deployment of solar power and battery energy storage; future available supplies of silicon, solar wafers and lithium cells; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as China, the U.S., Europe, Brazil and Japan; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance ("ESG") requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; the pipeline of projects and timelines related to them; the ability of the parties to optimize value of that pipeline; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 30, 2025. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

recurrentenergy.com

98 San Jacinto Blvd Suite 750 Austin, TX 78701

Canadian Solar Inc. Investor Relations Contact

Wina Huang

Investor Relations

Canadian Solar Inc.

investor@canadiansolar.com

Recurrent Energy Media Inquiries

Inés Arrimadas

Recurrent Energy

comm_global@recurrentenergy.com

recurrentenergy.com